18007206

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SEC Mail Processing Section

MAY 15 2018

Washington DC 408

# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER 8-42750

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CHILIAN PARTNERS LP

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1701 S. FLAGLER DRIVE - SUITE 1001

(No. and Street)

WEST PALM BEACH (City) FL (State) 33401-5415 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MR. DONALD DENTON 561-833-2700 (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Nawrocki Smith LLP

(Name – *if individual, state last, first, middle name*)

290 Broad Hollow Road Suite 115E (Address) Melville (City) N.Y. (State) 11747 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

BW

## OATH OR AFFIRMATION

I, Donald W. Dexter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ____________________, as of February 28, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

EVAN B. AZRILIANT
Notary Public, State of New York
No. 02AZ5022862
Qualified in New York County
Commission Expires Jan. 18, 2020

Signature

General Partner
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

## INDEX

NawrockiSmith
CERTIFIED PUBLIC ACCOUNTANTS

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners of
Chilian Partners, L.P.:

## Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Chilian Partners, L.P. (the "Company") as of December 31, 2017, the related statements of operations, changes in partners' capital accounts, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Chilian Partners, L.P. as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

## Basis for Opinion

These financial statements are the responsibility of Chilian Partners, L.P.'s management. Our responsibility is to express an opinion on Chilian Partners, L.P.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Chilian Partners, L.P. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

## Supplementary Information

The information contained in Schedules I and II have been subjected to audit procedures performed in conjunction with the audit of Chilian Partners, L.P.'s financial statements. The supplementary information is the responsibility of Chilian Partners, L.P.'s management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Chilian Partners, L.P.'s auditor since 2017.

Melville, New York
February 28, 2018

Nawrocki Smith LLP

NawrockiSmith
CERTIFIED PUBLIC ACCOUNTANTS

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners of
Chilian Partners, L.P.:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Chilian Partners, L.P. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Melville, New York
February 28, 2018

Nawrocki Smith LLP

# CHILIAN PARTNERS, L.P.

*(A Limited Partnership)*

AUDITED FINANCIAL STATEMENTS

For the Year Ended December 31, 2017

**EXHIBIT A.**

**CHILIAN PARTNERS L.P.**

*(A Limited Partnership)*

# STATEMENT OF FINANCIAL CONDITION

*As of December 31, 2017*

| | | |
|---|---|---|
| ASSETS | | |
| Cash and Equivalents | $ | 11,727 |
| Securities Owned: Marketable Securities | | 5,651,217 |
| Dividend Receivable | | 38,862 |
| Due From Partner | | 1,490,000 |
| TOTAL ASSETS | $ | 7,191,806 |
| LIABILITIES AND PARTNERS' CAPITAL | | |
| LIABILITIES | | |
| Loan Payable | $ | 1,985,842 |
| TOTAL LIABILITIES | | 1,985,842 |
| Partners' Capital Accounts | | 5,205,964 |
| TOTAL LIABILITIES AND PARTNERS' CAPITAL ACOUNTS | $ | 7,191,806 |

The accompanying notes are an integral part of these financial statements.

**EXHIBIT B.**

## CHILIAN PARTNERS L.P.

*(A Limited Partnership)*

## STATEMENT OF INCOME

*For the Year Ended December 31, 2017*

| | | |
|---|---|---|
| Gross Income | | |
| Security dealer trading losses marked to market | | (742,374) |
| Substitute payments | | 71,742 |
| Dividends and interest income | | 216,098 |
| TOTAL GROSS INCOME | $ | (454,534) |
| Expenses | | |
| Management Fees -- General Partner (See Notes 3 & 4) | | 143,869 |
| Miscellaneous Expense | | 8,535 |
| Professional Fees | | 4,808 |
| Interest | | 81,113 |
| Dividend expense | | 231,000 |
| Regulatory Fees and Assessments | | 2,627 |
| TOTAL EXPENSES | | 471,952 |
| **NET LOSS** | **$** | **(926,486)** |

The accompanying notes are an integral part of these financial statements.

EXHIBIT C.

# CHILIAN PARTNERS L.P.

*(A Limited Partnership)*

## STATEMENT OF CHANGES IN PARTNERS' CAPITAL ACCOUNTS

*For the Year Ended December 31, 2017*

| | LIMITED PARTNERS | GENERAL PARTNERS | TOTAL |
|---|---|---|---|
| Balance at January 1, 2017 | $ 645,872 | $ 5,506,578 | $ 6,152,450 |
| Net Loss (Exhibit B) | (101,138) | (825,348) | (926,486) |
| Withdrawals by Partners | - | (20,000) | (20,000) |
| **Balance at December 31, 2017** | $ 544,734 | $ 4,661,230 | $ 5,205,964 |

The accompanying notes are an integral part of these financial statements.

**EXHIBIT D.**

## CHILIAN PARTNERS L.P.

*(A Limited Partnership)*

STATEMENT OF CASH FLOWS

*For the Year Ended December 31, 2017*

| | | | |
|---|---|---|---|
| Cash Decrease from Operating Activities Net Loss (see Exhibit "B") | | | $ (926,486) |
| **Adjustment to Reconcile Net Loss to Net Cash by Operating Activities:** | | | |
| **Net Change in Assets & Liabilities For Year:** | | | |
| | Increase to Cash | Decrease to Cash | |
| Marketable securities | - | 933,474 | |
| Loan payable | 1,985,842 | - | |
| Dividend receivable | - | 38,862 | |
| Short securities at market value | - | 57,000 | |
| | 1,985,842 | 1,029,336 | 956,506 |
| **Increase in Cash from Operations** | | | 30,020 |
| **Cash Flows from Financing Activities:** | | | |
| Net Cash Withdrawals by Partners (see Exhibit "C") | | (20,000) | |
| **Decrease in Cash from Financing Activities** | | | (20,000) |
| **Net Increase in Cash** | | | 10,020 |
| Cash - Beginning of year - January 1, 2017 | | | 1,707 |
| Cash - End of Year - December 31, 2017 | | | $ 11,727 |

The accompanying notes are an integral part of these financial statements.

## CHILIAN PARTNERS, L.P.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2017

### 1. Nature of Business

The Limited Partnership is an Operating Broker Dealer and is a market maker in convertible and government securities. The Partnership terminates December 31, 2018. The partnership will consider renewal in July 2018.

### 2. Summary of Significant accounting policies

**a. Securities and commodities transactions of the Partnership are recorded on a trade date basis.**

Securities are valued at market or at fair value as determined by management. The resulting difference between cost and market (or fair value) is included in income.

Repurchase and resale agreements are treated as financing transactions and are carried at the amounts at which the securities will be subsequently reacquired or resold as specified in the respective agreements.

Intangible assets have been fully amortized, using an estimated useful life of five years.

The indirect method was used for preparing the statement of cash flow.

**b. Management Fees**

Management fees are paid to the General Partner quarterly based upon an annual rate of up to 2% of the net assets of the Partnership.

**c. Cash and Cash Equivalents**

All highly liquid investments purchased with a maturity of three months or less are considered to be cash equivalents.

**d. Use of Estimates**

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts of assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reported period. Actual results may differ from those estimates.

e. **Incentive Management Fees**

Incentive management fees are paid to the general partner based on the performance of the partnership. For the year 2017, the general partner received no incentive management fee.

f. **Income Taxes**

Since the Company is a partnership, it is not liable for income taxes. Income taxes incurred due to the income of the partnership are the responsibility of the individual partners.

3. **Securities Owned and Securities Sold But Not Yet Purchased.**
Marketable securities owned, and sold but not yet purchased, consist of trading securities at market values.

| | Owned | Sold But Not Yet Purchased |
|---|---|---|
| Corporate stocks and options at Market Value | $5,651,217 | - 0 - |

4. **Haircuts on Securities and non-allowable Assets.**
There are three types of reductions on computation of net capital. 1) Non-allowable assets of $1,490,000. 2) Securities Haircuts of $847,682 and 3) Undue Concentration Haircuts of $791,943 as of December 31, 2017.

5. **Valuation of Investments in Securities and Securities at Fair Value – Definition and Hierarchy**

In accordance with GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. In accordance with GAAP, a fair value hierarchy for Inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable Inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the inputs as follows:

Level 1 – Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on more judgment. Those estimated valuations do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, Those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

Valuation Techniques

Investments in Securities

The Company values investments in securities that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the year.

Fair Value measurements

The Company's assets recorded at fair value have been categorized based upon a fair value hierarchy as described in the Company's significant accounting policies in Note 1.

The following table presents information about the Company's assets measured at fair value as of December 31, 2017.

| ASSETS (at fair value) | Quoted Prices In Active Markets for (Level 1) | Significant Other Observable (Level 2) | Significant Unobservable Inputs (Level 3) | Balance as of December 31, 2017 |
|---|---|---|---|---|
| INVESTMENT IN SECURITIES | | | | |
| COMMON STOCK | $5,651,217 | | | $5,651,217 |

## 6. NET CAPITAL REQUIREMENT

The Company, as a member of FINRA, is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2017 the Company's net capital was approximately $2,076,339.

## 7. DUE FROM PARTNER

On November 21, 2016 the Company entered into a loan agreement with a partner in the amount of $1,490,000 against the partner's interest in the partnership. As of December 31, 2017, the entire amount is outstanding.

## 8. LOAN PAYABLE

The loan payable represented on the Statement of Financial Condition represents a margin loan, which allows the Company to borrow money to invest in approved shared or managed funds, using existing cash, shares or managed funds as security. As of December 31, 2017, the amount outstanding is $1,985,842.

## 9. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 28, 2018, which is the date these financial statements were available to be issued, noting no matters which require disclosure in the financial statements.

SCHEDULE II

# CHILIAN PARTNERS, L.P.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2017

The Company is exempt from SEC Rule 15c3-3 under subparagraph (k)(2)(ii) since it does not carry securities accounts for customers or perform custodial functions relating to customer securities.

**SCHEDULE I**

# CHILIAN PARTNERS L.P.

*(A Limited Partnership)*

## COMPUTATION OF NET CAPITAL

*At December 31, 2017*

| | | |
|---|---|---|
| Ownership Equity as per Statement of Financial Condition and Net Capital before Non-Allowable Assets and Haircuts on Securities Positions | $ | 5,205,964 |
| Non-Allowable Assets | | 1,490,000 |
| Haircuts - Other Securities | | 847,682 |
| Haircuts - Undue Concentration | | 791,943 |
| **Net Capital Per Part IIA -- Page 10** | **$** | **2,076,339** |
| Aggregate Indebtedness | $ | 1,985,842 |
| Minimum Net Capital Required | | 132,390 |
| Minimum Dollar Net Capital Required | | 100,000 |
| Excess Net Capital | | 1,943,949 |
| Ratio: Aggregate Indebtedness to Net Capital | | 95.64 |

No material difference exists between our audit report for the year ending December 31, 2017 and the Focus Report X-17A-5 as of December 31, 2017.

# CHILIAN PARTNERS LP
Exemption Report
December 31, 2017

Chilian Partners LP asserts, to its best knowledge and belief, the following:

(1) Chilian Partners LP, claims an exemption from § 240.15c3-3 under section *(k)(2)(ii)* which applies to broker-dealers who, as introducing broker-dealers, clear all customer transactions on a fully-disclosed basis with a clearing broker-dealer, and who promptly transmit all customer funds and securities to such clearing broker-dealer. In these arrangements, the clearing broker-dealer carries all of the customer accounts of the introducing broker-dealer and maintains and preserves such books and records related to customer accounts as required by SEC Rules 17a-3 and 17a-4.

(2) Chilian Partners LP has met such exemption provisions in § 240.15c3-3 (k)(2)(ii) throughout the most recent fiscal year without exception.

Chilian Partners LP

General Partner
Date: February 28, 2018

NawrockiSmith

CERTIFIED PUBLIC ACCOUNTANTS

## INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Partners of
Chilian Partners, L.P.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2017, which were agreed to by Chilian Partners, L.P. (the "Company"), and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the total revenue amounts reported on the annual audited Form X-17A-5 Part III (FOCUS Report) for the year ended December 31, 2017, with the amounts reported in Form SIPC-7 for the year ended December 31, 2017, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Melville, New York
February 28, 2018

Nawrocki Smith LLP